FindEx.com, Inc.
620 NORTH 129th STREET
OMAHA, NE 68154
TELEPHONE: 402.333.1900
TELEFAX: 402.778.5763

By Electronic Filing and Federal Express
December 14, 2007

Mr. Mark Kronforst, Branch Chief - Accounting
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	FindEx.com, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 17, 2007
File No. 000-29963

Dear Mr. Kronforst:

In connection with the April 17, 2007 filing of the Form 10-KSB  for our company, please note the following response below to the comment contained in your letter dated November 26, 2007.

Comment:

We note that you have recorded net deferred tax assets as of December 31, 2006. Explain to us how you overcame the significant negative evidence that appears to have existed in the form of cumulative losses in order to avoid recording a valuation allowance against these assets. Note that paragraph 23 of SFAS 109 indicates that forming a conclusion that a valuation allowance is not needed is “difficult” when there is negative evidence such as cumulative losses in recent years.

Response:

In general, our basic determination in respect of the need for and the extent of the deferred tax asset valuation allowance that we recorded for the fiscal period ending December 31, 2006 was driven by an examination of SFAS 109 and the authoritative literature that has been published surrounding its application. Applying what we understood to be the appropriate analysis in respect of this procedure, we assessed the existence of both negative evidence, in the form of cumulative losses, and about which there is little to discuss, and positive evidence, in the form of internal projections and determinations as to forward-looking financial results, about which there is considerable to discuss, and which, in the final analysis, led us to conclude as we did.  The analysis that we undertook in this regard can be broken down and understood as follows:

Mr. Mark Kronforst
The United States Securities and Exchange Commission
December 14, 2007
  -  Page 2 of 5 -

We first projected our 2007 taxable income as follows:

2006 Pre-tax Book Income	$361,102
2006 gain on fair value adjustment of derivatives	(1,535,594)
Estimated 2007 tax effects of temporary differences	620,000
Estimated 2007 tax effects from business strategies (see below)	575,000
Estimated 2007 taxable income before asset sale	$20,508
Estimated taxable gain on sale of intangible asset (see below)	1,500,000
Estimated 2007 taxable income before NOL carryforward	$1,520,508

The business strategies cited above that we had planned to pursue included the following:

Improving our gross profit margins by:

•	taking over product fulfillment from a 3rd party;
•	decreasing our capitalized software development costs through increased efficiencies gained from utilizing the same development group for the 4th year; and
•	reducing the frequency of liquidation sales by more careful inventory management at the end of the product’s life cycle.

Reducing our operating expenses by:

•	increasing our “in-house” outbound call center while eliminating the use of a 3rd party outbound call center;
•	not replacing a highly-paid sales representative that had previously been on our payroll but rather expanding the sales territories of our remaining sales representatives;
•	focusing our advertising efforts to those producing the greatest return on investment;
•	reducing legal expenses associated with an SEC registration process that had been previously ongoing for some time;
•	relocating our corporate offices and warehouse to lower cost facilities;
•	reducing travel expenses related to the sales force reduction; and
•	reducing our interest expense through principal reduction.

The estimated taxable gain on sale of intangible asset that is reflected in the pro forma financial analysis breakdown above derived from discussions we had entered into with ACS Technologies, Inc. (ACS) regarding the sale of our Membership Plus product line.  Though we had been initially contacted by ACS in November 2006 regarding an interest in the purchase, we did not have a letter of intent or any other binding agreement at April 17, 2007, the date of our annual report filing.  At the time of our original projection, we were anticipating a a final sale price of between $1,200,000 and $2,000,000, and felt that $1,500,000 would ultimately be the most likely price in this regard.  Given that the unamortized income tax basis on this asset had been less than $10,000, we were anticipating a gain of close to 100% of such final price.  As stated in our Current Report on Form 8-K filed October 24, 2007, we consummated the sale of Membership Plus approximately 6 months later for an all-cash price of $1,675,000.

Mr. Mark Kronforst
The United States Securities and Exchange Commission
December 14, 2007
  -  Page 3 of 5 -

After determining our projected 2007 taxable income, we then considered the need for a valuation allowance on the deferred tax assets related to our deductible temporary differences.  We scheduled our deductible temporary differences as follows:

Deductible Temporary Difference	2006 Balance	Federal Asset	State Asset
Allowance for bad debts	$11,000	$3,730	$28
Property and equipment	1,323	449	3
Employee stock options	18,177	6,164	46
Reserve for sales returns	97,603	33,100	249
Reserve for technical support	40,600	13,769	104
Accrued payroll	96,352	32,676	246
Deferred revenue	15,087	5,116	39
Reserve for marketing development funds	8,667	2,939	22
	$288,809	$97,943	$737

Comparing the “Estimated 2007 taxable income before NOL carryforward” ($1,520,508) to the total deductible temporary differences ($288,809), we concluded that there was more than a 50% chance that taxable income, including the reversing differences, will exist in the year that the deductible differences are expected to reverse and thus, no valuation allowance was necessary for the deferred tax assets related to the deductible temporary differences.

We then considered the need for a valuation allowance on the deferred tax assets related to our NOL carryforwards.  We scheduled our Federal net operating loss carryforwards as follows:

Origination Year	Remaining Loss Carryforward	Expiration Year	Estimated Deferred Tax Asset
2000	$2,085,552	2020	$707,277
2001	5,191,237	2021	1,760,514
2002	235,316	2022	79,803
2005	955,938	2025	324,189
2006	584,024	2026	198,061
	$9,052,067		$3,069,844

We next subtracted the estimated 2007 taxable income before NOL carryforward from the total remaining loss carryforward to determine the amount to be analyzed.

Total remaining NOL carryforward	$9,052,067
Estimated 2007 taxable income before NOL carryforward	(1,520,508)
NOL carryforward to be analyzed	$7,531,559

Mr. Mark Kronforst
The United States Securities and Exchange Commission
December 14, 2007
  -  Page 4 of 5 -

In order to fully utilize the remaining NOL carryforward, we then determined that we would need to average taxable income of approximately $383,800 per year over the next 20 years, due to the large amounts incurred in 2000 and 2001.  The circumstances and strategies we reviewed to project our future taxable income included:

•	Our estimated 2007 taxable income before asset sale was approximately $20,000,
•
Replacing the annual revenue lost from the sale of Membership Plus with the acquisition of products more synergistic with our software development expertise and that will provide a broader customer base than Membership Plus did, and

•	Our continued focus on improving margins and streamlining operations.

With those issues in mind, we determined that there was not more than a 50% chance we would realize $383,800 in average annual taxable income.  We therefore used the following chart to determine the amount of future taxable income more likely than not to be achieved over the next 20 years:

Estimated Taxable Income	Estimated Probability of Achievement
$383,800	5%
$300,000	10%
$250,000	20%
$200,000	30%
$150,000	40%
$100,000	50%
$50,000	60%

Given the estimates above, we determined that there is more than a 50% chance we will average taxable income of approximately $95,000 over the next 20 years.  This will provide us with $1,900,000 of the remaining NOL carryforward (approximately 25% of the total) more likely than not to be realized over that 20 year period.

Therefore, we calculated (appropriately, we believe) the amount of the deferred tax asset that is more likely than not to be realized (SFAS 109, paragraph 17.e) as follows:

Estimated 2007 taxable income before NOL carryforward	$1,520,508
Applicable Federal income tax rate	33.91%
Deferred tax asset to be realized in 2007	$515,604

Estimated NOL carryforward to be realized	$1,900,000
Applicable Federal income tax rate	33.91%
Deferred tax asset to be realized beyond 2007	$644,290
Deferred tax asset to be realized in 2007	515,604
Estimated net deferred tax asset to be realized	$1,159,894

Total estimated deferred tax asset	$3,069,844
Less: Estimated net deferred tax asset to be realized	(1,159,894)
Deferred tax asset valuation allowance needed	$1,909,950

Deferred tax asset valuation allowance rounded to	$2,000,000

Mr. Mark Kronforst
The United States Securities and Exchange Commission
December 14, 2007
  -  Page 5 of 5 -

In our balance sheet, we allocated the deferred tax asset valuation allowance (also appropriately, we believe) between current and noncurrent for each tax jurisdiction on a pro rata basis as prescribed by SFAS 109, paragraph 41.

Before concluding, I am inclined to make two additional points that I believe are very important here as it relates to our determinations in respect of the issue before us.  First, with the sale of the Membership Plus product line ultimately having occurred at the price of $1,675,000, rather than the $1,500,000 we had originally estimated, we will recognize an additional gain of $175,000 which will result in an additional deferred tax asset realization of approximately $59,000 at the applicable Federal income tax rate of 33.91%, thereby exceeding the financial thresholds that we had already considered to be minimally satisfactory to support our conclusions.  Second, and perhaps more importantly, it must not be overlooked in this case that, although perhaps not having shared an identical view as our own at the time, no exception to our conclusions regarding our future prospects was taken by our auditors at the time as would have been the case had they determined to include a going concern qualification as part of their audit report for the applicable reporting period, which, despite having done so in the past, they did not.

*          *          *          *          *          *          *          *

In connection with this response, we acknowledge the following:

•	FindEx.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	FindEx.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that you find the response herein to your comment satisfactory in both form and substance.  Please feel free to call me to discuss any questions, issues, or additional comments or requests.  In the meantime, I look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Very truly yours,

/s/ Kirk R. Rowland
Kirk R. Rowland
Chief Financial Officer

cc: Malone, Steven
      Gorup, Micki
      Michael Membrado